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                                                                Andrew D. Myers


January 26, 2007


VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
100 F Fifth Street, N.E.
Washington, D.C. 20549

Attn:  John Reynolds
       Assistant Director
       Division of Corporation Finance

Re:    Geneva Acquisition Corporation
       Amendment No. 5 to Registration Statement on Form S-1
       Registration Statement File No. 333-135419
       ------------------------------------------

Dear Mr. Reynolds:

         Geneva Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 5 to the above-referenced Registration Statement (the "Registration Statement"). On January 9, 2007, Ronald E. Alper, of the Commission, called to inform me that the Commission had no further comments to the Registration Statement. The changes in Amendment No. 5 reflect the following: (i) the addition of Lazard Capital Markets LLC as the representative of the underwriters, (ii) a reduction in the underwriters commission from 7.25% to 7.0% and an increase in the deferred portion of such commission from 2.25% to 3.0%, (iii) the inclusion of the Company's audited financial statements as of and through December 31, 2006, including updated financial information in the tables under "Summary Financial Information," "Dilution" and "Capitalization" and elsewhere in the prospectus, (iv) an additional directorship of Mr. Pica, the Company's Chairman of the Board, to which he was elected in December 2006, and (v) additional disclosure of the purchasers of the private placement warrants and other minor changes made for internal consistency.

         For your convenience, we are providing you with three paper copies of Amendment No. 5 marked to show the changes made from Amendment No. 4 to the Registration Statement on Form S-1, which was filed with the Commission on December 28, 2006.


                                     DIRECT 617-589-3835 DIRECT FAX 617-305-3102
                                                      EMAIL amyers@davismalm.com


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Securities and Exchange Commission
January 26, 2007
Page 2


         Please contact William F. Griffin, Jr. or the undersigned if you have any questions on the foregoing or the accompanying Amendment No. 5. We appreciate your attention to this matter.

Very truly yours,



Andrew D. Myers

ADM:jcn
Enclosures


cc:   Mr. Vincent Pica II
      John F. Rousseau, Esquire
      Mr. James McGrath
      David Miller, Esquire
      William F. Griffin, Jr., Esquire


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Securities and Exchange Commission
January 26, 2007
Page 3

Cc's forwarded to:

John Rousseau, New England Partners - 36th Floor
William F. ("Bill") Griffin - DMD, 37th Floor



Vincent T. Pica II
40 East 94th Street, 10C
New York, NY 10128

James Edward McGrath
118 Woodland Road
Milton, MA 02186

David Alan Miller, Esq.
Graubard Miller
The Chrysler Building
405 Lexington, Avenue
New York, NY 10174